FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

28 May 2021

HSBC HOLDINGS PLC - AGM STATEMENTS

Following the Annual General Meeting of HSBC Holdings plc, held at Queen Elizabeth Hall, London, UK today, the following statements were issued by Group Chairman, Mark Tucker and Group Chief Executive, Noel Quinn.

Group Chairman's Statement:

The last 15 months have been unlike any other in living memory.

We are clearly still in difficult and challenging times, with the news from India and other countries demonstrating that Covid-19 continues to pose a very real and very serious threat.

I would like to send my best wishes to all those who have dealt with illness themselves or within their families - and my sincere and heartfelt condolences to all those who have lost loved ones, friends and colleagues.

The surge in cases in India is a reminder that the path ahead remains demanding, and our thoughts are with our colleagues, customers and communities across the country.

Across the globe, we owe a huge debt of gratitude to the doctors and nurses, social care professionals, emergency workers and other key workers who continue to fight the virus and maintain vital services.

Amongst them I include all those HSBC colleagues who have provided our customers with the support they've needed during the crisis and helped to maintain business continuity.

They have demonstrated incredible professionalism, dedication and energy, all the while managing their own, at times extremely difficult, situations at home.

On behalf of the Board, I would like to express my very deepest thanks to each of them for the exceptional way that they have responded to these most challenging of circumstances.

Against this backdrop, HSBC has demonstrated a resilient performance.

Noel will expand on this, but I would like to say that we were very pleased to restart the dividend at the earliest opportunity.

In view of our strong capital, funding and liquidity positions, the Board announced in February an interim dividend for 2020 of 15 cents per ordinary share.

The global economic outlook remains uncertain, with inflation a major concern across financial markets.

As a result of vaccination rollouts in many parts of the world, the expected reopening of more sectors of the economy and the substantial financial support available, we expect global GDP to grow by 5.5% in 2021.

We expect every economy in which we operate to see a rebound in GDP growth this year, led by the US and China. We also recently revised up our forecast for the UK.

Generally speaking, there is a significant pent-up demand, with large amounts of household savings available to be spent, and firms and investors looking for opportunities to deploy accumulated reserves.

There is clear evidence that world trade growth is already rebounding strongly.

However, growth rates are likely to remain erratic, with big variations between and within economies.

While some economies are recovering strongly, others are still grappling with renewed spikes in infection levels.

Much depends on access to effective vaccines and the pace of their rollout, which will determine how quickly activity can normalise. The scale and mix of policy stimulus is a further factor.

There are also structural challenges, with interest rates likely to remain low for some time, some industries having had to change permanently to survive the crisis, and a possibility that some countries will use the aftermath of the crisis for a return to protectionism.

We will need to monitor all these situations very closely.

As you would expect, we remain acutely aware of the impact that geopolitics is having on our business and on our clients.

The geopolitical environment has been - and will continue to be - challenging for a global bank such as ours.

Our approach has been to handle any situations with care, discipline and an unwavering commitment to the central purpose for which HSBC was founded in 1865 - to connect East and West.

Over the course of the last 156 years we have seen many good times and bad. And we are proud of the contribution we have made by working with many countries to help businesses and economies the world over to thrive and prosper.

Now more than ever, I believe the world needs a global bank like HSBC that brings together future growth opportunities - wherever they may be - with savers, investors and firms who want to really make the most of them.

We can connect an investor in London with a battery manufacturer in Shenzhen, a saver in Singapore with a solar energy producer in Saudi Arabia, an exporter in the Philippines with consumer demand in Mexico.

While being fully aware of politics, we need to stay with what we do best, which as our purpose says is: 'opening up a world of opportunity'.

Noel will share his perspective on how our purpose connects to our strategy in a moment.

As we look at how we can open up a world of opportunity, we must first recognise that the pandemic is far from over.

There is a risk of more new variants emerging, as well as the social and economic challenges that I have already mentioned.

Nevertheless, over the second half of the year we expect the delivery of vaccines to Asia and elsewhere to rise sharply. This makes it possible for us to think about what the future will look like.

There are some positive changes underway and the onus is on governments and businesses to work together to make the most of them.

First, there is a renewed focus on the importance of public health, with a greater sense of collective, global responsibility to ensure that developing nations have access to basic services such as clean water, as well as vital medicines, vaccines and healthcare supplies.

Second, driving the use of digital technologies to keep us all - as individuals and firms - better connected and able to do more with less friction and at ever faster speeds.

Third, transforming the way we work permanently, with hybrid working models that provide flexibility and enable people to improve their productivity and work life balance.

Critically, changes to the workplace also include redoubling efforts to promote and improve diversity across organisations - an area in which we have not done enough in the past.

Fourth, the diversification of global supply chains to make them more productive, more efficient and ultimately more resilient to potential future shocks.

Fifth, a commitment to 'building back better' - to use the slogan that has become popular - which I interpret as ensuring the economy works for everyone and has a strong focus on sustainability.

And finally, largely as a cumulative result of the trends I have already mentioned, speeding up the world's journey towards net zero. A growing number of countries and organisations setting targets will fundamentally transform business models and drive the innovation required to reduce - and eventually eradicate - reliance on fossil fuels.

Noel will speak to the very important climate resolution being proposed today, and I will also return to it a little later.

We strive to play a leading role in supporting individuals, businesses and communities through all of the changes taking place across society.

This is how we can open up a world of opportunity for our customers, for our people, for our communities and for you, our loyal shareholders.

Group Chief Executive's Statement and Strategic Update:

Let me start by saying again how pleased I am to have this opportunity to speak with you directly.

I also want to build on Mark's comments about the continuing health crisis.

The world as a whole has made great progress in containing Covid-19, but some parts are still facing enormous challenges.

This currently includes Bangladesh, Sri Lanka, Malaysia, Brazil, Mexico and of course India.

But the ebbs and flows of the pandemic mean it could be somewhere else next.

We have around 40,000 colleagues in India.

And we are doing what we can to help them and their families.

I want to thank them sincerely for everything they are doing to support our customers and maintain service levels.

I also want to recognise the stress the pandemic has placed on all of you, our loyal shareholders.

The health and economic crises have placed a large burden on you too.

With that in mind, it was incredibly important for us to restart the dividend and the interim dividend for 2020 was paid last month.

Going forward, we have adopted a new policy designed to provide sustainable dividends, offering good income while giving management the flexibility to reinvest capital to grow the firm over the medium-term.

Let me turn to our performance.

First and most importantly, our people have provided first-class support to our customers and the communities we serve throughout the world.

In 2020, we provided more than US$52bn of wholesale lending support through more than 600 government schemes and moratoria.

There was more than US$26bn of additional relief for personal customers around the world.

We also played a vital role in keeping capital flowing, arranging more than US$1.9tn of loan, debt and equity financing for our wholesale customers.

To put this in some context, in the UK alone we delivered more than £14bn of Covid-related business lending - that's equivalent to around 17 years' worth of business loans processed in just eight months.

While the numbers tell us a lot, they still don't do justice to the efforts and energies that went into delivering them.

My colleagues were agile, innovative and got things done in days and weeks, not months and years.

Our rising customer satisfactions scores in 2020 are a testament to them and to their efforts.

And they did all of this while dealing with many challenges and concerns in their personal lives.

So let me also say a heartfelt thank you to all of them.

The economic impact of the pandemic did hit our profitability last year, but we still delivered US$8.8bn of reported pre-tax profits and US$12.1bn of adjusted pre-tax profits.

We also finished the year with a strong capital base of 15.9% and increased customer deposits by around US$170bn.

This proves two things.

This is an incredibly strong and resilient business - particularly in Asia, which delivered US$13bn of adjusted pre-tax profits.

It also demonstrates that opportunity exists even in a year of great difficulty.

I'm pleased to say this year has got off to a good start.

In the first quarter, a good business performance, supported by a net release of expected credit losses, delivered reported pre-tax profits of US$5.8bn - which is an increase of 79% on last year's first quarter. Adjusted pre-tax profits were up 109%, to US$6.4bn.

We also strengthened our lending pipelines across our personal and commercial banking businesses, which bodes well for the future.

Amidst the challenges we faced last year, we carried out a major exercise to refresh our core purpose as an organisation.

We spent a number of months consulting many thousands of colleagues and customers, looking deeply into our history and also imagining the world of the future.

We kept coming back to the same themes.

HSBC has always focused on helping customers pursue the opportunities around them - whether they are individuals, families or businesses.

Our renewed purpose - opening up a world of opportunity - captures this aim and sets a challenge.

Opportunity never stands still.

It changes and evolves with the world around us.

Our job is to keep adapting with it, and to find and capture opportunities with the same spirit of entrepreneurialism and innovation that I feel represents HSBC at its very best.

Our purpose applies as much to our shareholders, as it does to our customers or people.

We need to open up a world of opportunity for you too, which means seeking to provide you with a good return on your investment.

The best way we can do that is by executing our strategic plans.

In February 2020, I announced a series of actions to make HSBC fit for the future.

The world changed in 2020, so we took the opportunity to accelerate our plan under four strategic pillars.

The first pillar of our plan is to drive growth by focusing on our strengths.

We want to be a global leader in cross-border banking flows aligned to major trade and capital corridors, and a market leader in wealth management particularly in Asia.

We are seeing strong demand in both areas.

In the first quarter, we grew Wealth balances in Asia by 18%.

We also grew trade-finance lending in Asia by around US$3bn.

This week we announced the sale of the domestic mass market retail business in the US.

It is a good business, but we lacked the necessary scale to compete with domestic competitors.

However, we will continue to have a strong presence in the US, principally focused on internationally-orientated wholesale banking. The US is key to our international network and an important contributor to our growth plans.

We will seek to grow that business - and we will also retain the capability to connect international wealth management clients to other markets around the world.

The second pillar is to digitise at scale.

Our digital agenda presents opportunities for both revenue growth and cost efficiency.

We are now increasing the pace of investment.

This has already enabled us to integrate our market-leading PayMe app in Hong Kong into merchant check-outs, to launch HSBC Kinetic, a fully digital mobile banking app for SMEs in the UK, and to roll out our new innovative Global Wallet product for businesses.

The third pillar is about energising HSBC for growth.

Since the start of 2020, I've refreshed the top team of the firm.

More than three quarters of my direct senior leadership team have been in post for 15 months or less.

I've also reduced senior management numbers by 17%.

A priority now is to apply what we've learned through the lockdown to improve the way we work.

We're moving to a hybrid working model wherever possible, giving our people the flexibility to work in a way that suits both them and our customers.

We will need less office space as a result, and expect to reduce our global office footprint by more than 3.6 million square feet - or around 20% - by the end of this year.

We're also taking action to improve ethnic diversity across the Group, although it will take time to build the talent pipeline and improve outcomes to where we need to be.

The final pillar is the transition to net zero, which is one of our biggest drivers for change.

We're already a global leader in sustainability, and we want to stay there as the market expands.

In 2020, we were the biggest underwriter of green, social, sustainability and sustainability-linked bonds for the second year running, nearly doubling the volume we underwrote in 2019.

We also set out an ambitious plan to align our portfolio of financed emissions to net zero by 2050 or sooner.

Today we are tabling a special resolution that represents the next level of detail of our climate plan.

It commits us to:

●    Set, disclose and implement a sustainability strategy that has at its core a commitment to support our customers on their transitions to net zero carbon emissions. This includes a sector and science-based approach to align our provision of finance to the Paris Agreement goals, with short and medium term targets;

●    We will publish and implement a policy to phase out the financing of coal-fired power and thermal coal mining by 2030 in the EU and OECD, and by 2040 globally; and finally

●    We will report annually on our progress, starting with our 2021 Annual Report and Accounts.

Committing to net zero presents us with a strategic choice.

We can choose simply to divest from clients with higher carbon emissions.

But that alone is no guarantee that those emissions won't continue with financial backing from elsewhere - and it will not allow for an orderly and inclusive transition.

Or we can choose to partner with our clients to help them decarbonise by financing their transitions to climate friendly operations and clean technologies.

I passionately believe that we have a responsibility, as a leader, to drive comprehensive change if we can.

As far as I'm concerned, we will always be judged on what we do next.

I expect to be held accountable by our stakeholders - and I welcome that dialogue.

To this end, let me thank ShareAction and a group of shareholders for the constructive discussions we've had over the past few months.

I'm grateful for your support of our special resolution - and look forward to demonstrating how we are delivering on the commitments we've made.

With COP26 under six months away, now more than ever, the world is looking to the financial sector to step up and play its part.

Last month, HSBC became a founding member of the Net Zero Banking Alliance - a group of 43 banks from 23 countries which will bring collaboration and consistency to collective efforts to reach the Paris Agreement goals.

And I'm committed to helping the whole system to embrace the urgency of the low carbon transition.

In conclusion, there is still a lot of work ahead of us.

But we carry good momentum into the rest of 2021.

And I'm confident we can repay the trust you've placed in us.

Thank you all for your continued support.

Media enquiries to:
Heidi Ashley                  +44 (0) 20 7992 2045                 heidi.ashley@hsbc.com

Investor enquiries to:
Richard O'Connor          +44 (0)20 7991 6590                  investorrelations@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,959bn at 31 March 2021, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 28 May 2021